Filed by Motient Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rare Medium Group, Inc.
                           Motient Corporation and Rare Medium Group, Inc. Commission File No. 0-13865

On May 14, 2001, Motient Corporation and Rare Medium issued the following joint press release relating to the proposed acquisition of Rare Medium by Motient Corporation: